EXHIBIT 99.77C


                                NSAR ITEM 77C

Van Kampen American Capital Advantage Pennsylvania Municipal Income Trust (VAP)

(a)     An Annual Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of Van Kampen American Capital Advantage Pennsylvania Municipal Income Trust (the "Fund") included:

        Rod Dammeyer and Wayne W. Whalen

(c)     The following were voted on at the meeting:

        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                        For  3,683,258                  Against   30,857

        4) For each VK Fund, to Ratify the Selection KPMG Peat Marwick LLP Independent Public Accountants for its Current Fiscal Year.

                        For  3,844,197                  Against   15,893